EXHIBIT 99.1

Brookfield Business Partners Reports 2019 Second Quarter Results

BROOKFIELD, NEWS, July 31, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the quarter ended June 30, 2019.

“We are pleased to have successfully completed several of our strategic initiatives,” said Cyrus Madon, CEO of Brookfield Business Partners. “We closed our acquisitions of Clarios, Healthscope and Ouro Verde and increased our liquidity to a record level by completing the sales of our facilities management and relocation services businesses, raising approximately $840 million of equity while also increasing the size of our undrawn credit facilities to $1.6 billion. We also achieved strong operating performance during the quarter.”

	Three months ended June 30		Six months ended June 30
US$ millions (except per unit amount), unaudited	2019	2018	2019	2018
Net income (loss) attributable to unitholders[1]	$107	$119	$169	$193
Net income (loss) per limited partnership unit[2,3]	$0.82	$0.60	$1.30	$0.07

Company EBITDA[4]	$237	$182	$503	$373

Company FFO[1,5]	$435	$177	$640	$315
Company FFO per unit[2]	$3.35	$1.37	$4.94	$2.44

Brookfield Business Partners generated Company EBITDA of $237 million compared to $182 million in 2018 reflecting contributions from investments closed across our segments as well as growth from our existing businesses. Company FFO for the three months ended June 30, 2019 was $435 million ($3.35 per unit) compared to $177 million ($1.37 per unit) in 2018 and included gains realized on sale of operations within our business services segment. For the second quarter 2019, net income attributable to unitholders was $107 million ($0.82 per unit) and included an impairment loss recognized in our infrastructure services segment, compared to $119 million ($0.60 per unit) in 2018.

Operational Update

The following table presents Company EBITDA by segment:

	Three months ended June 30		Six months ended June 30
US$ millions, unaudited	2019	2018	2019	2018
Business Services	$61	$37	$106	$66
Infrastructure Services	88	41	223	78
Industrials	108	118	215	258
Corporate and Other	(20)	(14)	(41)	(29)
Company EBITDA[1,4]	$237	$182	$503	$373

Our business services segment generated Company EBITDA of $61 million, compared to $37 million in the same period last year. Results benefited from improved performance in our construction services business and contribution from our Healthscope acquisition which we closed on June 6.

Our infrastructure services segment generated Company EBITDA of $88 million during the quarter, compared to $41 million in the same period last year. Results benefited from the incremental contribution from Westinghouse which we acquired in August 2018. The company reported strong performance for the quarter.

Our industrials segment generated Company EBITDA of $108 million during the quarter, compared to $118 million in the same period last year. Results benefited from strong performance at North American Palladium, partially offset by reduced contribution from GrafTech as a result of our reduced ownership position.  2019 results included positive contribution from Clarios which we acquired at the end of April, partially offset by higher than normal costs related to the write up of inventory on acquisition. 2018 results included the contribution from our Australian oil and gas operation which was sold in November 2018.

The following table presents Company FFO by segment:

	Three months ended June 30		Six months ended June 30
US$ millions, unaudited	2019	2018	2019	2018
Business Services	$342	$66	$374	$83
Infrastructure Services	54	26	156	48
Industrials	46	99	127	213
Corporate and Other	(7)	(14)	(17)	(29)
Company FFO[1,5]	$435	$177	$640	$315
Gain (loss) on acquisitions/dispositions, net	297	53	297	57
Company FFO, excluding gain (loss) on acquisitions/dispositions[1,5]	$138	$124	$343	$258
Company FFO, excluding gain (loss) on acquisitions/dispositions per unit[2]	$1.06	$0.96	$2.65	$2.00

Company FFO for the three months ended June 30, 2019 was $435 million compared to $177 million in 2018. The increase in Company FFO was a result of incremental contributions from recent investments, gain on sales of businesses and improved performance of select businesses within our operating segments. Our business services segment Company FFO includes a $297 million after tax gain recorded on the sales of our facilities management and executive relocation businesses, while 2018 second quarter Company FFO included a $46 million after tax gain on the sale of our U.S. brokerage joint venture.

Strategic Initiatives

  Healthscope Limited
  In June 2019, together with institutional partners, we closed our acquisition of Healthscope for a total purchase price of approximately $4.1 billion including $1 billion of equity. Brookfield Business Partners’ share of the equity is approximately $295 million for a 28% ownership interest. We may syndicate a portion of this to our institutional partners. The remainder of the purchase price was funded with approximately $1.4 billion in debt financing and $1.7 billion from the sale and leaseback of 22 wholly owned freehold hospital properties. Healthscope is the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand and we plan to enhance its position as a leading private healthcare operator.
  Ouro Verde Locação e Seviços S.A.
  Subsequent to quarter end, together with institutional partners, we acquired 100% of Ouro Verde Locação e Seviços S.A. (“Ouro Verde”), a leading Brazilian heavy equipment and light vehicle fleet management company. Our acquisition was made by way of a recapitalization, where we invested $131 million to strengthen Ouro Verde’s balance sheet. Brookfield Business Partners’ share of the investment was $50 million.
  BGRS
  In June 2019 we sold our executive relocation business, BGRS. The sale generated net proceeds of approximately $230 million for Brookfield Business Partners.
  BGIS
  In May 2019, together with institutional partners, we sold BGIS, our global provider of facilities management services, for approximately $1 billion. Brookfield Business Partners’ share of net proceeds was approximately $170 million.

Capital Position

During the quarter, we issued approximately 20.4 million units for a total of $795 million in gross proceeds through an equity offering and concurrent private placements that closed on June 28, 2019. Subsequent to the quarter end, the underwriters exercised an overallotment option and purchased approximately 1.1 million additional units for additional gross proceeds of approximately $42 million. All proceeds will be used for general corporate purposes including future growth opportunities.

During the quarter we increased our credit facilities to an aggregate of $1.6 billion. These transactions, including funding for closed acquisitions, brought our total liquidity to approximately $2.4 billion, a record level for our business.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 30, 2019 to unitholders of record as at the close of business on August 30, 2019.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and six months ended June 30, 2019 was 129.9 million and 129.5 million, respectively (2018: 129.3 million).
  Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions declared to special limited partnership unitholders during the period based on the volume-weighted average increase in unit price of the partnership’s unit over an incentive threshold. A reconciliation of net income per unit is available on page 12 of this release.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA for equity accounted investments. A reconciliation of net income to Company EBITDA is available on pages 8 and 9 of this release.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. A reconciliation of net income to Company FFO is available on pages 8 and 9 of this release.
  The comparative figures have been updated to conform with the new segment presentation.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with over $385 billion of assets under management.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Alan Fleming Tel: (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and 2019 Second Quarter Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2019 second quarter results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on July 31, 2019 at 10:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 9:50 a.m. Eastern Time. The Conference ID is 5199606. A recording of the conference call will be available until August 6, 2019 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 5199606). A replay of the webcast will be available at https://bbu.brookfield.com.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. When determining Company FFO and Company EBITDA, we include our unitholders’ proportionate share of Company FFO and Company EBITDA for equity accounted investments. Company FFO and Company EBITDA are not generally accepted accounting measures under IFRS and therefore may differ from definitions used by other entities. We believe these metrics are useful supplemental measures that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Company FFO and Company EBITDA should not be considered in isolation from, or as substitutes for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the second quarter ended June 30, 2019.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited		Jun. 30, 2019		Dec. 31, 2018

Assets
Cash and cash equivalents		$2,940		$1,949
Financial assets		1,199		1,369
Accounts receivable, net		5,888		5,160
Inventory and other assets		5,182		3,075
Assets held for sale		516		63
Property, plant and equipment		13,859		6,947
Deferred income tax assets		573		280
Intangible assets		11,663		5,523
Equity accounted investments		1,394		541
Goodwill		5,115		2,411
		$48,329		$27,318

Liabilities and equity
Liabilities
Corporate borrowings	$	nil	$	nil
Accounts payable and other		14,430		9,082
Liabilities associated with assets held for sale		250		9
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		22,516		10,866
Deferred income tax liabilities		1,843		867
		$39,039		$20,824

Equity
Limited partners		2,150		1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.		1,736		1,415
Interest of others		5,404		3,531
		9,290		6,494
		$48,329		$27,318

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Revenues	$10,717	$8,775	$19,918	$16,969
Direct operating costs	(9,776)	(8,200)	(17,969)	(15,849)
General and administrative expenses	(211)	(142)	(389)	(260)
Depreciation and amortization expense	(441)	(105)	(752)	(211)
Interest income (expense), net	(313)	(83)	(497)	(169)
Equity accounted income (loss), net	23	(7)	30	10
Impairment expense, net	(324)	─	(324)	─
Gain (loss) on acquisitions/dispositions, net	522	90	520	106
Other income (expenses), net	(181)	(7)	(271)	(21)
Income (loss) before income tax	16	321	266	575
Income tax (expense) recovery
Current	(93)	(52)	(123)	(80)
Deferred	41	39	22	29
Net income (loss)	$(36)	$308	$165	$524
Attributable to:
Limited partners	$55	$40	$87	$5
Non-controlling interests attributable to:
Redemption-exchange units held by Brookfield Asset Management Inc.	52	38	82	4
Special Limited Partners	─	41	─	184
Interest of others	$(143)	$189	$(4)	$331

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended June 30, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other		Total
Revenues	$7,345	$1,105	$2,267	$	─	$10,717
Direct operating costs	(7,169)	(838)	(1,767)		(2)	(9,776)
General and administrative expenses	(67)	(41)	(85)		(18)	(211)
Equity accounted Company EBITDA	11	35	17		─	63
Company EBITDA attributable to others	(59)	(173)	(324)		─	(556)
Company EBITDA[1,2]	61	88	108		(20)	237
Realized disposition gains (loss), net	522	─	─		─	522
Other income (expense), net	─	4	─		─	4
Interest income (expense), net	(38)	(97)	(186)		8	(313)
Equity accounted current taxes and interest	(2)	(5)	(3)		─	(10)
Current income taxes	(47)	─	(51)		5	(93)
Company FFO attributable to others (net of Company EBITDA attributable to others)	(154)	64	178		─	88
Company FFO[1,3]	342	54	46		(7)	435
Depreciation and amortization expense						(441)
Realized disposition gain (loss) recorded in prior periods						─
Impairment expense, net						(324)
Gain on acquisition and disposition						─
Deferred income taxes						41
Other income (expense), net						(185)
Non-cash items attributable to equity accounted investments						(30)
Non-cash items attributable to others						611
Net income (loss) attributable to unitholders[4]						$107

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA for equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the six months ended June 30, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other		Total
Revenues	$14,280	$2,394	$3,244	$	─	$19,918
Direct operating costs	(13,947)	(1,730)	(2,288)		(4)	(17,969)
General and administrative expenses	(134)	(75)	(143)		(37)	(389)
Equity accounted Company EBITDA	19	56	21		─	96
Company EBITDA attributable to others	(112)	(422)	(619)		─	(1,153)
Company EBITDA[1,2]	106	223	215		(41)	503
Realized disposition gains (loss), net	522	─	(2)		─	520
Other income (expense), net	─	─	2		─	2
Interest income (expense), net	(58)	(198)	(255)		14	(497)
Equity accounted current taxes and interest	(3)	(8)	(4)		─	(15)
Current income taxes	(57)	9	(85)		10	(123)
Company FFO attributable to others (net of Company EBITDA attributable to others)	(136)	130	256		─	250
Company FFO[1,3]	374	156	127		(17)	640
Depreciation and amortization expense						(752)
Realized disposition gain (loss) recorded in prior periods						─
Impairment expense, net						(324)
Gain on acquisition and disposition						─
Deferred income taxes						22
Other income (expense), net						(273)
Non-cash items attributable to equity accounted investments						(51)
Non-cash items attributable to others						907
Net income (loss) attributable to unitholders[4]						$169

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA for equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended June 30, 2018 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$7,859	$3	$909	$4	$8,775
Direct operating costs	(7,711)	─	(487)	(2)	(8,200)
General and administrative expenses	(72)	─	(54)	(16)	(142)
Equity accounted Company EBITDA	7	38	18	─	63
Company EBITDA attributable to others	(46)	─	(268)	─	(314)
Company EBITDA[1,2]	37	41	118	(14)	182
Realized disposition gains (loss), net	55	─	35	─	90
Other income (expense), net	─	─	─	─	─
Interest income (expense), net	(22)	─	(61)	─	(83)
Equity accounted current taxes and interest	(1)	(15)	(4)	─	(20)
Current income taxes	(22)	─	(30)	─	(52)
Company FFO attributable to others (net of Company EBITDA attributable to others)	19	─	41	─	60
Company FFO[1,3]	66	26	99	(14)	177
Depreciation and amortization expense					(105)
Realized disposition gain (loss) recorded in prior periods					─
Impairment expense, net					─
Gain on acquisition and disposition					─
Deferred income taxes					39
Other income (expense), net					(7)
Non-cash items attributable to equity accounted investments					(50)
Non-cash items attributable to others					65
Net income (loss) attributable to unitholders[4]					$119

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA for equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the six months ended June 30, 2018 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$15,206	$5	$1,751	$7	$16,969
Direct operating costs	(14,945)	─	(900)	(4)	(15,849)
General and administrative expenses	(139)	─	(89)	(32)	(260)
Equity accounted Company EBITDA	15	73	34	─	122
Company EBITDA attributable to others	(71)	─	(538)	─	(609)
Company EBITDA[1,2]	66	78	258	(29)	373
Realized disposition gains (loss), net	55	─	51	─	106
Other income (expense), net	─	─	─	─	─
Interest income (expense), net	(41)	─	(128)	─	(169)
Equity accounted current taxes and interest	(1)	(30)	(8)	─	(39)
Current income taxes	(30)	─	(50)	─	(80)
Company FFO attributable to others (net of Company EBITDA attributable to others)	34	─	90	─	124
Company FFO[1,3]	83	48	213	(29)	315
Depreciation and amortization expense					(211)
Realized disposition gain (loss) recorded in prior periods					─
Impairment expense, net					─
Gain on acquisition and disposition					─
Deferred income taxes					29
Other income (expense), net					(21)
Non-cash items attributable to equity accounted investments					(73)
Non-cash items attributable to others					154
Net income (loss) attributable to unitholders[4]					$193

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA for equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Reconciliation of Net Income per Unit

	Three months ended June 30		Six months ended June 30
US$, unaudited	2019	2018	2019	2018
Net income (loss) per unitholder, excluding incentive distribution[1]	$0.82	$0.92	$1.30	$1.49
Incentive distribution per unit[2]	─	(0.32)	─	(1.42)
Net income (loss) attributable to limited partnership unit[1,2]	$0.82	$0.60	$1.30	$0.07

Notes:

  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and six months ended June 30, 2019 was 129.9 and 129.5 million, respectively (2018: 129.3 million).
  Income (loss) attributed to limited partnership unit on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the period based on the volume-weighted average increase in unit price of the partnership’s unit over an incentive threshold.